Exhibit 4.56

5 May 2015

Strictly Private & Confidential

Julian Gangolli

Dear Julian,

In addition to your offer letter, which sets out the elements of our employment offer, I am now writing to summarize the discretionary/non-contractual benefits that you would be eligible to receive during your employment at GW Pharmaceuticals Inc (the “Company”).

A summary of the discretionary/non-contractual benefits for this role is outlined below:

•	As the Company does not currently have a healthcare benefits program established, and in the event that you do not wish to continue with coverage paid by your former employer, we will reimburse you reasonable costs of your medical premiums so you can establish your own health insurance coverage. Once the Company’s medical benefits program is established, this contribution will cease and you will be eligible to enroll in the company benefits program.

•	It is also our intent to establish a Death-In-Service life insurance. This benefit would be fully paid for by the Company on your behalf.

•	It is our intent to establish a 401K Plan for our employees as soon as possible. Once established, you will be eligible to enroll in the program and receive the Company’s matching contribution.

As soon as these, and other benefit programs, are established, enrollment and participation details will be communicated to all employees of the Company.

You will be entitled to seek reimbursement of all business expenses that you incur, including the costs of maintaining a business telephone line, mobile phone, etc., in accordance with our US Travel and Expense Policy.

In addition to the above benefits you will be entitled to participate in the discretionary GW Pharmaceuticals group long term incentive and bonus scheme as follows:

•	You will, in addition to your salary, be eligible for a discretionary bonus. In accordance with the remuneration policy approved by the Company’s shareholders, the terms and amount of this bonus will be decided from time to time by the Remuneration Committee in its sole discretion.

•	As soon as possible after the date of commencement of employment (subject to any close period restrictions), and subject to ratification from the Remuneration Committee, the Company will grant you equity-based incentives equivalent to 4.5 X salary ($1.8m) through 3 instruments:

-              25% as Restricted Stock Awards

These awards vest evenly over a 4 year period, based solely on employment. They represent shares exercised at nominal par value (0.1p), hence the recipient retains full value of shares at the market price at the time of vesting.

-              50% as Performance Stock Units

These awards vest after 3 years and are dependent on specific company performance criteria. They represent shares exercised at nominal par value (0.1p), hence the recipient retains the full value of the shares at the market price at the time of vesting.

It is expected that 50% of these PSUs will vest upon submission of an NDA to the FDA for Epidiolex, and that the remaining 50% will vest upon achievement of FDA approval for Epidiolex. Although these proposed performance conditions have been discussed with the Remuneration Committee, the Committee has the discretion to revise these performance conditions at the time of the awards being granted to you.

-              25% as Market Price Options

These awards vest after 3 years’ service. Exercise price equals the market price at grant, hence value linked to share price growth between grant of option and vesting period

The number of shares will be based on Black scholes valuations (or similar appropriate valuation method) of each option type on the date of grant.

At the end of each calendar year, subject to satisfactory personal and company performance, you may be eligible to receive additional grants of equity-based incentives

All of the above benefits remain entirely at the discretion of the Company and may change from time to time.

We are all delighted that you are joining us and look forward to working with you.

Sincerely,

/s/ Justin Gover

Justin Gover

Chief Executive Officer